EXHIBIT 15.1
Material Incorporated by Reference to
Annual Report on Form 20-F of Qimonda AG, filed November 16, 2007
RELATED PARTY TRANSACTIONS AND RELATIONSHIPS
With Infineon
     We have previously entered into various short-term borrowing arrangements with Infineon. The largest amount outstanding under these arrangements during the two financial years ended September 30, 2004 and 2005 was €524 million, as determined on a pro-forma basis for these periods only. As of September 30, 2006, our indebtedness to Infineon amounted to $435 million (€344 million) bearing interest at a weighted average rate of 6.23%. We repaid the outstanding amount of this loan in April 2007 from available funds.
Carve-out and Control
     We were carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and we entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its Memory Products segment to us. This excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and in the Maskhouse Building Administration Company (BAC) in Dresden have been contributed to us, only the legal transfer of this investment is not yet effective, because Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that provides the consent to the assignment to us and addresses Infineon’s intention to reduce its stake in us below 50%. The assets, liabilities, operations and activities that have not yet been contributed or legally transferred are described in greater detail under “— Contribution Agreements — Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations, AMTC and BAC.”
     The contribution took legal effect as of its registration in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich. In the contribution agreement, however, Infineon had granted us an unrestricted license to use all resources of the transferred business beginning on May 1, 2006. As of that date, Infineon transferred direct or indirect possession to us of all of the assets that are the subject of the contribution.
     We agreed with Infineon that, if the legal transfer of specific assets or other rights was not possible as of the effective date of the contribution, we would position ourselves in relation to each other as if the transfer of these assets or rights had occurred as of that date. We also agreed with Infineon that, if further legal steps are necessary to transfer the assets or other rights, both parties will take the relevant steps without delay. If third party consent is required for the transfer of specific liabilities, or the assignment of specific contracts, offers or permits, Infineon and we agreed to attempt to obtain that consent without delay and position ourselves in relation to each other as if the transfer of these liabilities, or the assignment of these contracts, offers or permits had occurred as of the effective date of the contribution.
     We have entered into arrangements with Infineon with respect to various interim and ongoing relationships between the two groups. Some of these arrangements are covered in the contribution agreement. Others are the subject of separate agreements, the principal of which are described below.
     Infineon is currently our largest shareholder, with a direct and indirect shareholding of 77.5% in our company. Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest. The temporary majority ownership by Infineon permits us to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. Infineon has already begun to re-negotiate or establish intellectual property cross-licensing and other contractual relationships with third parties for our benefit. For as long as Infineon, directly or indirectly, owns a majority of our shares, it will also have the majority of votes in our shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of our Supervisory Board. The composition of the Supervisory Board is set forth under “Management — Supervisory Board”.
     All of the agreements relating to our carve-out from Infineon, including those governing our ongoing relationship with Infineon, were and will be concluded in the context of a parent-subsidiary relationship and in the overall context of our carve-out from Infineon. The terms of these agreements may be less favorable to us than had they been negotiated with unaffiliated third parties. See “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon”.
Contribution Agreements
Contribution Agreement between Infineon AG and Qimonda AG
     The contribution agreement between Infineon AG and Qimonda AG contains provisions that:
•	define the assets, liabilities and employees that were transferred to us;

•	govern the intercompany licensing of intellectual property; and

•	delineate the indemnification claims that Infineon will have against us in respect of legal matters and other liabilities and contingencies.
     Pursuant to the contribution agreement, Infineon contributed substantially all of the operations of its Memory Products segment, including the assets that were used exclusively for these operations, to Qimonda AG with economic effect as of May 1, 2006. As consideration, we granted Infineon 132,288,975 of our no-par value ordinary registered shares (Namensaktien). In order to issue the shares to be granted to Infineon, we increased our capital from €50,000 to €264,627,950 on April 25, 2006.

Contributed assets and liabilities
     The individual assets and liabilities contributed to us under the contribution agreement include:
•	fixed assets and current assets attributable to the Memory Products segment (not including trade accounts receivable for products and services provided to third parties and certain related parties, which are netted against trade accounts payable);

•	intellectual property, including patents (as described in more detail in “Our Business — Intellectual Property”), trade marks, know-how, software and other intellectual property;

•	contracts and offers relating exclusively to products and services provided by the Memory Products segment;

•	rights and obligations arising under permits and other legal relationships with governmental entities (including those arising under subsidies), so long as they do not relate to individual persons;

•	liabilities attributable exclusively to the Memory Products segment, including those contained in the carve-out balance sheet, those arising under contracts with third parties and employment relationships (including pension liabilities), contingencies (including those arising in the future on the basis of events that occurred prior to the carve-out date) and other liabilities attributable exclusively to the Memory Products segment and which have arisen by the carve-out date (not including trade accounts payable — see above);

•	risks and liabilities arising out of financings, credit lines, leases and guarantees, which Infineon entered into for the benefit of the Memory Products segment; and

•	ownership in certain equity investments, including in Inotera Memories, Inc., Infineon Technologies SC 300 GmbH & Co. OHG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center GmbH & Co. KG (legal transfer is still pending) and Hwa-Keng Investment Inc. (meanwhile liquidated. Pursuant to the contribution agreement Infineon has transferred to us the assets it received upon the liquidation.)
     Infineon did not contribute any real estate to us in the carve-out other than the property held in legal entities that it transferred to us.
Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations, AMTC and BAC
     Infineon’s Memory Products assets in Japan and Korea were not contributed to us at the time of the initial contribution. A contribution of our Japanese assets had, for practical reasons, to be preceded by the rollout of new software. The contribution of the Korean assets and employees, which represent an insignificant portion of Qimonda’s total assets and employees, was also postponed for practical reasons. We entered into an agreement with

Infineon on June 27, 2006, pursuant to which Infineon agreed to hold these Japanese and Korean assets in trust pending the contribution. The Korean assets were transferred to us in October 2006. Infineon transferred the operations in Japan into a wholly-owned subsidiary of Infineon. The legal transfer of that subsidiary to us took place in July 2007.
     The agreement governing our joint venture with Nanya, named Inotera Memories, Inc. (Inotera), allows Infineon to transfer its shares of Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO in March 2006. For that reason we had established a separate trust agreement pursuant to which Infineon held title to the Inotera shares in trust for us and exercised shareholder rights (including board appointments and voting) at our instructions until they could be transferred. See “Our Business — Strategic Alliances and Agreements” for a description of these arrangements. Taiwanese law generally provides that Infineon may only transfer these shares to us gradually over the four years following Inotera’s IPO. In October 2006, the Taiwanese authorities granted an exemption to Infineon permitting it to release the shares from the restriction. We completed the share transfer from Infineon to us in the first quarter of the 2007 calendar year other than a portion representing 0.24% of the total Inotera shares which Infineon holds in trust for us due to Taiwanese legal restrictions.
     In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomask relating to the Advanced Mask Technology Center (AMTC) and to the Maskhouse Building Administration Company (BAC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest to us. This consent may not be unreasonably withheld. Under the current agreement, the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that provides the consent to the assignment to us and addresses Infineon’s intention to reduce its stake in us below 50%. Under this agreement, a “change of control” that could lead to termination of the agreements with AMD and Toppan would only be deemed to occur if a direct competitor of AMD or Toppan becomes the beneficial owner of 30% or more of our equity interests or obtains the power to appoint the majority of the members of our Supervisory Board. Infineon’s investment in the AMTC and BAC is being held by Infineon for our economic benefit pursuant to the contribution agreement.
     A number of additional contracts with respect to which the economic benefits and obligations had been assigned to Memory Products in the carve-out require third party consent before the benefits and obligations can be assigned. As disclosed above, to the extent these consents are not received, Infineon and we agreed to position ourselves in relation to each other as if assignment of these contracts had occurred as of May 1, 2006.
Employment Matters
     The employment relationships that Infineon had with its Memory Products employees, including all rights and obligations relating to these relationships, were automatically transferred to us to the extent employees did not object to that transfer.
Arrangement concerning the Licensing of Intellectual Property
     In connection with the transfer of intellectual property to us, Infineon and we have entered into certain cross-licensing arrangements, which are described in “Our Business — Intellectual Property”.

Indemnification
     The contribution agreement includes provisions pursuant to which we agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the Memory Products segment that were transferred to us in the carve-out. We also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to our business but that cannot be transferred to us for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims (as described in “Our Business — Legal Matters”) and if a ramp-down of production in the Dresden 200mm fab is needed, 50% of any restructuring costs that may be incurred (as described in “— Dresden 200mm Fab”). With the exception of the securities and certain patent infringement and antitrust claims identified in “Our Business — Legal Matters,” for which different arrangements apply as described in that section, we are obligated to indemnify Infineon against any liability arising in connection with the claims described in that section. Finally, the contribution agreement in principle provides for us to bear 60% of the total license fee payments payable by Infineon and us to which Infineon and we may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the carve-out, one of which is still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability we may incur as a result of our indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out.
Costs and taxes; future tax liabilities
     Infineon agreed to bear the costs and taxes in conjunction with entering into the contribution agreement, while expenses incurred on or after May 1, 2006 are divided between Infineon and us. Infineon has agreed to bear all tax liabilities arising in the future that relate to Memory Products businesses that were previously part of legal entities that remain with Infineon for periods prior to the carve-out.
Contribution Agreement between Infineon Technologies Holding B.V. and Qimonda AG
     Prior to our carve-out, Infineon Technologies Holding B.V. held the entire share capital of Qimonda Holding B.V., an entity recently established to hold Infineon’s equity in foreign companies that form part of the Memory Products business. Pursuant to a separate contribution agreement we entered into with Infineon Technologies Holding B.V., all shares in Qimonda Holding B.V. were contributed to us as of May 1, 2006. In return for this contribution, we granted Infineon Technologies Holding B.V. 167,686,025 of our no-par value ordinary registered shares. To issue these shares, we had previously increased our share capital from €264,627,950 to €600,000,000. Shares that were not either granted to Infineon or Infineon Technologies Holding B.V. in connection with the carve-out are reflected in our capital reserves. The contribution by Infineon Technologies Holding B.V. took legal effect as of its registration in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich.

     On July 17, 2006, Infineon Technologies Holding B.V. transferred its Qimonda shares, representing approximately 55.9% of our total share capital at that time to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. In return, Infineon Technologies Investment B.V. issued 50 of its shares with a nominal value of €1,000 each to Infineon Technologies Holding B.V.
Dresden 200mm Fab
     The current production capacity for memory products of Infineon’s Dresden 200mm fab is approximately 7,000 wafer starts per week. We entered into an agreement with Infineon for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, as amended in January 2007, Infineon has agreed to manufacture specified semiconductor memory products at the Dresden 200mm fab, using our manufacturing technologies and masks, and to sell them to us at prices specified in the agreement. These prices are based on the cost of manufacture. We are required under this agreement to pay for idle costs resulting from our purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. We are also obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for us under this agreement and against any intellectual property infringement claims related to the products covered by the agreement. In addition, we agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production of the Dresden 200mm fab if neither company can use the capacity. Restructuring costs may include severance payments. The capacity arrangements terminate on September 30, 2009 unless we terminate them earlier.
Ongoing Services Relationships
     Prior to our carve-out, most of the administrative, financial, risk management, information technology and other services that we required were provided centrally by Infineon. The Infineon Group will continue to provide some of these services under services agreements described below. The terms of these agreements may be less favorable to us than they might have been had they been negotiated with unaffiliated third parties.
General Support Services
Framework Agreement on Standard Support Services
     In connection with our carve-out, we entered into a Global Service Agreement (the “GSA”) with Infineon, which took effect as of our carve-out date and which serves as the framework under which we have entered into individual standard service agreements, the most important of which are listed below. Under these agreements, the Infineon Group and we provide standard support services to one another. Certain services in the areas of manufacturing, product supply and distribution, licensing, research and development, accounting and information technology support, as well as comprehensive services provided to us by the Infineon Group in specified countries have been covered under separate agreements.
     Under the GSA, the service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred plus a margin This margin has been 3% since May 1,

2006. Unless otherwise agreed in individual service level agreements, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the service level agreement may be terminated with 90 days prior notice. Under the GSA, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under this agreement are payable only if caused by grossly negligent or malicious behavior and, in the case of grossly negligent behavior, are subject to an annual cap represented by the total payments received by the service provider under the relevant standard service agreement in the relevant calendar year. The GSA allows either party to an individual standard service agreement to terminate that agreement upon 90 days written notice, unless otherwise agreed in the individual agreement or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. The GSA will terminate once all standard service agreements concluded under the GSA have expired or been terminated. A number of the standard service agreements were terminated on September 30, 2007. However, several of the agreements including in the accounting, infrastructure, facility management and research and development are still in effect.
General Support Services
     The general support services that Infineon agreed to provide under the umbrella of the GSA and individual standard service agreements that we and Infineon entered into, that are still in effect include:
•	sales support in various countries, most significantly France, Hong Kong, Ireland, Switzerland, United Kingdom and the United States;

•	logistics services, including call center services in Europe, logistics support services in the Asia-Pacific region and freight forwarding services in the United States;

•	purchasing services at locations and/or with respect to areas of expertise where we do not have sufficient purchasing resources;

•	human resources services, including recruiting, compensation and benefits, payroll, site health care and training;

•	facility management, including office and manufacturing space leasing, security, storage and transportation management;

•	patent support, including patent administration, external support and reverse engineering;

•	finance, accounting, including risk management and back-office support, for as long as we have not reached full staffing levels in this area

•	strategy services, including support relating to market research; and

•	certain other services in which our staff still needs to develop expertise.
     In addition we agreed to provide Infineon with purchasing services in locations where Infineon does not have sufficient purchasing power, as well as with finance and treasury, tax, human resources and communications services under the GSA.
Other Services
Framework Agreements on Information Technology Services
     We entered into two master information technology agreements with Infineon effective May 1, 2006.
     Under the master information technology cost sharing agreement, Infineon and we agreed to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agreed to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s consumption. The parties’ respective shares of the variable costs are subject to adjustment on an annual basis in accordance with the agreement. Any material or related intellectual property rights created by the parties in the course of the performance of the agreement will be jointly owned by each party, unless otherwise agreed to by the parties. Either party may terminate any individual shared service upon 30 days written notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor. Any ramp down costs will be shared by the parties. The agreement will terminate once all shared services provided under the agreement have expired or been terminated; neither party can terminate a shared service for convenience prior to September 30, 2007 without mutual agreement. The parties have started negotiations with the goal to terminate and ramp down all individual shared services by March 31, 2008.
     Under the master information technology service agreement, Infineon and we agreed to provide information technology services to one another. The scope of the services (generally including the designing, building, module testing, documenting, deployment and rollout of IT projects), fees payable for the services and other service-specific provisions will be contained in individual “statements of work” entered into between the Infineon and Qimonda entities providing and receiving the respective services. In general, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The fee for the 2007 financial year is also based on actual or estimated total costs incurred plus a margin of 3%. The agreement grants either party termination rights upon 90 days written notice, unless otherwise agreed in the individual statements of work or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. Costs associated with an early termination by the service recipient will be borne by the service recipient. The master information technology service agreement will terminate once all statements of work concluded under the agreement have expired or been terminated. We generally expect the statements of work to terminate by the end of the first half of our 2008 financial year.
     Both agreements specify that, unless otherwise agreed in individual statements of work, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the relevant services may be terminated with 90 days prior notice. If a party chooses to terminate any individual shared service or statement of work under either agreement, it is obligated to enter into a termination assistance agreement with the other party, the purpose of which is to secure the operational stability of the service during the wind down phase. Under both master agreements, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under both agreements are excluded to the extent legally permissible.
Framework Agreement on Research and Development Services
     In 2006, we negotiated a Global Research and Development Services Agreement with Infineon, which provides a framework surrounding the provision of research and development services between Infineon on one hand and Qimonda AG and its subsidiaries on the other hand. The service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred (where total costs include depreciation on equipment and tools as well as the cost of materials) plus a margin. This margin has been 3% since May 1, 2006. The agreement grants either party termination rights upon 90 days notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor.
     Under the Global Research and Development Services Agreement, the deliverables to be developed by the service provider are owned by the recipient of the deliverables, except background intellectual property rights of the provider. The recipient grants the provider a non-exclusive, perpetual license to use the deliverables and the related intellectual property rights in its respective field of business. Expenses incurred in research and development in connection with employee inventions are to be paid by the recipient of the invention.
Special Services
     In addition to the general services scheduled to be provided under the GSA, the information technology services agreements and the research and development services agreement and the services provided under the agreement for the production of wafers in the Dresden 200mm fab, Infineon intends to provide to us special services, including manufacturing services for the supply of advanced module buffers for use in our modules.
     Any other services not covered under the above agreements will be provided as mutually agreed on a case-by-case basis.